Exhibit 99.1
For Immediate Release
April 2, 2008
SAP Appoints Léo Apotheker Co-CEO
Corporate Officers Erwin Gunst, Bill McDermott and Jim Hagemann Snabe
Join Executive Board
     WALLDORF, Germany — April 2, 2008 — SAP AG (NYSE: SAP) today announced the appointment of SAP Deputy CEO Léo Apotheker as the company’s co-CEO alongside SAP CEO Henning Kagermann, effective immediately. The decision was made today at a regular meeting of the SAP Supervisory Board. With the decision, SAP is preparing another smooth management transition at the top of the company. From today on, Henning Kagermann and Léo Apotheker will jointly guide the future of the world’s leading provider of business software.
     The supervisory board today also appointed to the SAP Executive Board three new members, effective July 1, 2008: Corporate Officers Erwin Gunst, Bill McDermott and Jim Hagemann Snabe.
     “Henning Kagermann requested that the supervisory board appoint Léo Apotheker as co-CEO in order to prepare him as successor in the best possible way during the remainder of Henning’s tenure,” said Hasso Plattner, SAP co-founder and supervisory board chairman. “The supervisory board today followed his request. After years of massive investments and the successful launch of trendsetting innovations in the areas of service-oriented architecture, new solutions and business models for the midmarket, the use of main memory databases and modern analytics as well as state-of-the-art user interfaces, SAP now faces the task of boosting the application of these innovations among our customers and end users. With Bill McDermott, Jim Hagemann Snabe and Erwin Gunst, three proven market experts will gain executive board functions. In my view, facing these challenges together with the new executive team, Léo Apotheker is an ideal CEO and thus my preferred successor for Henning Kagermann.”

SAP Appoints Léo Apotheker Co-CEO

     Kagermann and Apotheker will continue their close collaboration of the previous years to focus the company on continued profitable growth and on providing innovative solutions to a growing market.
New Members Appointed to Executive Board
     Effective July 1, 2008, new appointments to the executive board extend the company’s top management to a team of ten. Erwin Gunst, Bill McDermott and Jim Hagemann Snabe will bring their extensive software industry and customer-focused experience to the board.
     McDermott joined SAP in 2002 to manage the Americas region. He successfully led the company’s market growth in North America and Latin America over the past six years. His purview was recently extended to oversee operations also in Asia Pacific and Japan. In the future, McDermott will have responsibility for all sales regions worldwide.
     Snabe will have full development responsibility for SAP® Business Suite and the SAP NetWeaver® technology platform. He has been with the company for more than fifteen years, holding various management positions in sales and development, including managing director of the SAP Nordic region and general manager for industry solutions development globally.
     Joining the executive board in the newly created position of chief operating officer (COO), Erwin Gunst will aim to further improve the company’s operations and process efficiency. A 20-year SAP veteran, Gunst currently serves as president of the company’s Europe, Middle East and Africa (EMEA) region.
     The responsibilities of all other current executive board members and corporate officers remain unchanged.
Note to Editors: Press Conference Calls
SAP executives will host two conference calls for press and analysts today:

•	Conference Call 1, with Henning Kagermann, Léo Apotheker and Hasso Plattner April 2, 2008 at 9:15 a.m. EDT / 3:15 p.m. CET Dial-in numbers
	Germany:	+49 6958 999 0797
	U.K.:	+44-20 8515 2301
	France:	+33 1 7099 3570
	U.S.	+1 480 629 9041
(Password: SAP Press Call)

SAP Appoints Léo Apotheker Co-CEO

•	Conference Call 2, with Henning Kagermann, Léo Apotheker and Bill McDermott April 2, 2008 at 12:00 p.m. EDT / 6:00 p.m. CET Dial-in numbers
	Germany:	+49 6958 999 0706
	U.K.	+44-20 7190 1596
	France:	+33 1 5569 5751
	U.S.	+1 480 629 9039
(Password: SAP Press Call)
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About SAP
SAP is the world’s leading provider of business software*. Today, more than 46,100 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small businesses and midsize companies to suite offerings for global organizations. Powered by the SAP NetWeaver® technology platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
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SAP Appoints Léo Apotheker Co-CEO

For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Christoph Liedtke, +49 6227 7-50383, christoph.liedtke@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
SAP Press Office, +49 (6227) 7-46315, CET; +1 (610) 661-3200, EDT; press@sap.com
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EDT